EXHIBIT 4.(h)


                                                                 CONFORMED COPY

           JOINT RESEARCH AND DEVELOPMENT AND COST SHARING AGREEMENT

         This JOINT RESEARCH AND DEVELOPMENT AND COST SHARING AGREEMENT (this "Agreement") is made as of March 10, 2003 (the "Effective Date") by and between Fujitsu Display Technologies Corporation, a Japanese corporation ("FDTC"), and AU Optronics Corporation, a Republic of China corporation ("AUO"). FDTC and AUO are hereinafter also referred to collectively as the "Parties" and individually as a "Party."

                                    RECITALS

         A        FDTC is in the business of, among other things, designing, manufacturing and marketing liquid crystal display modules and panels, and possesses expertise and owns proprietary rights relating to its products, including, without limitation, copyrights, know-how, inventions, trade secrets, patents, patent applications and the like; and

         B. As part of a strategic alliance to be entered into with FDTC and Fujitsu Limited, a Japanese corporation ("Fujitsu"), the Parties desire to conduct joint development of products that will incorporate new technology to be developed principally by FDTC, which new technology will be jointly owned by the Parties.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

                                   AGREEMENT

1.       Definitions

         The following terms when used in this Agreement shall have the following definitions:

         1.1 "Additional Shares" is as defined in the Stock Purchase Agreement (as hereinafter defined).

         1.2 "Affiliate" means any Person: (a) that is controlled by, controls, or is under common control with a Party (collectively, a "Controlled Person"); or (b) that is controlled by, controls, or is under common control with any such Controlled Person, in each case for so long as such control continues. For purposes of this definition, "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or other ownership interests, by contract or otherwise).
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         1.3      "Annual Budget" is defined in Section 5.1.

         1.4 "Applicable Law" means, as to any Person, any statute, law, rule, regulation, directive, treaty, judgment, order, decree or injunction of any Governmental Authority that is applicable to or binding upon such Person or any of its properties.

         1.5      "Chairman" is defined in Section 3.3.

         1.6      "Claims" is defined in Section 11.4.

         1.7      "Committee Member" is defined in Section 3.2.

         1.8      "Confidential Information" is defined in Section 9.1.

         1.9 "Developed Technology" means any Technology relating to LCD Products which is developed by either Party in the course of activities expressly undertaken as part of a Joint Project (as hereinafter defined).

         1.10     "Disclosing Party" is defined in Section 9.1.

         1.11 "Filing" means the submission of any documentation, application, filing, registration or the like required to perfect or enforce the Parties' interest in any Developed Technology under statutory Intellectual Property Right protection mechanisms, including, without limitation, any correspondence or other communication with any patent or copyright office or other Governmental Authority with respect thereto.

         1.12     "Force Majeure" is defined in Section 14.14.

         1.13 "Governmental Authority" means any domestic or foreign government, governmental authority, court, tribunal, agency or other regulatory, administrative or judicial agency, commission or organization, and any subdivision, branch or department of any of the foregoing.

         1.14     "Indemnified Parties" is defined in Section 11.4.

         1.15     "Indemnifying Party" is defined in Section 11.4.

         1.16     "Initial Closing" is as defined in the Stock Purchase
Agreement.

         1.17 "Intellectual Property Rights" means, collectively, Patents, Trade Secrets, Copyrights and all other intellectual property rights and proprietary rights except for Trademarks, trade names, rights in trade dress and similar indicia or origin, whether arising under the laws of Japan, Republic of China or any other state, country or jurisdiction, including all rights or causes of action for infringement or misappropriation of any of the foregoing, in each case now existing or hereafter developed during the term of this Agreement. For purposes



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of this Agreement: (a) "Patents" shall mean all patent rights and all right, title and interest in all letters patent or equivalent rights and applications, including any reissue, extension, division, continuation, or continuation-in-part applications throughout the world; (b) "Trade Secrets" shall mean all right, title and interest in all trade secrets and trade secret rights arising under the laws of any jurisdiction; (c) "Copyrights" shall mean all copyrights, and all right, title and interest in all copyrights, copyright registrations and applications for copyright registration, certificates of copyright and copyrighted interests throughout the world, and all right, title and interest in related applications and registrations throughout the world; and (d) "Trademarks" shall mean all trademarks and service marks, and all right, title and interest in all trademarks and service marks arising under the laws of any jurisdiction, trademark and service mark registrations and applications therefor, and all right, title and interest in related applications and registrations throughout the world.

         1.18     "Joint Projects" is defined in Section 4.2.

         1.19     "LCD" means liquid crystal display.

         1.20 "LCD Products" means (a) LCD panels and (b) LCD modules consisting of a LCD panel assembled with a back light, driver circuit and interface circuit (and not including (i) electronic circuits not commonly included in an LCD module, such as the following Micro Control Units (MCU), scaling circuits, On Screen Display (OSD) circuits, Analog to Digital converter circuits, AC-DC power circuits, inverter circuits, and audio circuits; and (ii) cabling, connectors, and other mechanical parts not commonly included in an LCD module).

         1.21 "Licensed Patents" is as defined in the Patent and Technology License Agreement.

         1.22 "Licensed Technical Information" is as defined in the Patent and Technology License Agreement.

         1.23 "Manufacturing Capacity and Foundry Agreement" means that certain Manufacturing Capacity and Foundry Agreement to be entered into by and between the Parties within a reasonable period after the Effective Date.

         1.24 "Patent and Technology License Agreement" means that certain Patent and Technology License Agreement by and between the Parties to be effective on the date on which the Initial Purchase Price (as defined in the Stock Purchase Agreement) paid by AUO is received in the subscription account (betsudan yokin koza) designated by FDTC pursuant to Section 1.3 of the Stock Purchase Agreement.

         1.25 "Person" means a natural individual, Governmental Authority, partnership, firm, corporation, or other business association or entity.

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         1.26     "Prior License Agreement" means that certain License Agreement entered into by and between Fujitsu and Acer Display Technology Inc. as of June 16, 2000.

         1.27     "R&D Committee" is defined in Section 3.1.

         1.28     "Receiving Party" is defined in Section 9.1.

         1.29 "Stock Purchase Agreement" means that certain Stock Purchase Agreement to be entered into by and among Fujitsu, FDTC and AUO within a reasonable period after the Effective Date.

         1.30 "Technology" means technical information, know-how, designs, drawings, specifications, schematics, software (in source and object code form), manuals and other documentation, data, databases, processes, techniques, methods, applications and other technology, information and materials, whether tangible or intangible.

         1.31 "Technology Transfer Agreement" means that certain Technology Transfer Agreement entered into by and between FDTC and AUO as of October 16, 2002.

         1.32 "Transaction Documents" means this Agreement, the Stock Purchase Agreement, the Patent and Technology License Agreement, and the Manufacturing Capacity and Foundry Agreement.

         1.33 "Use" with respect to Technology, means make, have made, use, sell, reproduce, distribute, perform or display (publicly or otherwise), prepare derivative works based on or otherwise exploit such Technology.

         1.34 "Yen" or "(Y)" means Japanese Yen, the legal currency of Japan.

2.       Scope of Agreement

         2.1 Scope. This Agreement sets forth, among other things, the terms and conditions under which (a) the Parties shall conduct research and development activities relating to LCD Products as Joint Projects in accordance with decisions of the R&D Committee as provided herein, (b) the Parties shall share in the costs of the Joint Projects and (c) the Parties shall jointly own the Developed Technology.

         2.2 Limited Rights and Obligations. Each Party hereby acknowledges and agrees that the scope of the relationship between the Parties hereunder shall be limited to the purposes and activities expressly set forth herein, and that the rights and obligations of the Parties with respect to each other shall be limited to those expressly prescribed in this Agreement and in the other Transaction Documents. Neither Party has any right, obligation or responsibility with respect to the other Party except as expressly provided herein or in the other Transaction



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Documents, or authorized after the Effective Date by the mutual written agreement off the Parties, and no such right, obligation or responsibility shall be implied by the terms and conditions of this Agreement or the conduct of the Parties hereunder.

         2.3 Independent Development. Except as otherwise specifically provided herein, this Agreement shall in, no way preclude either Party from independently developing, having developed or acquiring any Technology (whether relating to LCD Products or otherwise), irrespective of any similarity to the Developed Technology, nor shall this Agreement preclude or restrict either Party from selling, licensing, sublicensing or otherwise disposing of products not based on the Developed Technology.

3.       R&D Committee

         3.1 Formation; General Function. FDTC and AUO shall form a research and development committee ("R&D Committee") immediately after the Effective Date. The R&D Committee will generally be responsible for deciding which research and development activities of FDTC and/or AUO will be deemed Joint Projects, and for setting the annual budget for the Joint Projects. The specific responsibilities of the R&D Committee are set forth in Sections 4 and 5.

         3.2 Appointment. The R&D Committee shall consist of ten (10) individuals, five (5) appointed by each Party (each individual appointed to the R&D Committee, a "Committee Member" and collectively, the "Committee Members"). Each Committee Member shall serve until removed and replaced by a Party in accordance with Section 3.4.

         3.3 Chairman. FDTC shall have the sole right to designate one of the Committee Members it appoints to serve as the chairman (the "Chairman") of the R&D Committee following consultation with AUO. FDTC shall have the right, in its sole discretion, to change its designation and select a new Chairman from among its appointees to the R&D Committee following consultation with AUO, effective upon the delivery of written notice to AUO and the Chairman to be removed.

         3.4 Removal and Reappointment. Each Party having the right to appoint a Committee Member pursuant to Section 3.2 shall also have the right, in its sole discretion, to remove and replace such Committee Member at any time, effective upon delivery of written notice to the other Party and the Committee Member to be removed. In the case of a vacancy in the office of a Committee Member for any reason (including, without limitation, removal pursuant to the preceding sentence), the vacancy shall be filled by the Party that appointed the Committee Member in question.

         3.5 Committee Meetings. Meetings of the R&D Committee shall be conducted in accordance with written rules and procedures prepared by the


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Chairman. The Chairman shall have the sole authority to convene R&D Committee meetings, including the authority to specify the time and place of such meetings; provided, however, that (a) the R&D Committee shall meet at least once during each FDTC fiscal quarter and (b) written notice of all R&D Committee meetings shall be given to each Committee Member not less than ten
(10) business days in advance (which period may be shortened with the consent of all Committee Members). At its meetings, the R&D Committee will review and discuss, among other things, the progress of Joint Projects, the status of expenditures under the applicable Annual Budget and the discontinuance or addition of Joint Projects. Committee Members may attend R&D Committee meetings in person, by telephone or via videoconference. The costs and expenses incurred by each Committee Member in attending meetings shall be borne by the Party that appointed such Committee Member.

         3.6 Actions. Any action or determination of the R&D Committee shall require the majority vote of all Committee Members. The AUO-appointed and FDTC-appointed Committee Members will discuss in reasonable detail any matters requiring any action or determination of the R&D Committee, including without limitation the designation or rejection of any project as a Joint Project subject to Section 4.2 or Section 4.3. Following such discussions, any tie vote with respect to any matter shall be resolved in accordance with the Chairman's vote, and any decision of the Chairman pursuant to Section 4.3 shall be final.

4.       Joint Projects

         4.1 Development Plans. To enable the R&D Committee to nominate certain projects to be Joint Projects, FDTC will, at least once per each FDTC fiscal year, disclose to the Committee Members, on a strictly confidential basis, all of its development plans for the immediately following fiscal year relating to LCD Products as potential Joint Projects; provided, however, that FDTC will be under any obligation to disclose any plans to the extent (a) the disclosure of such plans is prohibited due to confidentiality obligations owed by FDTC to a third party or (b) FDTC has not expected such plans to be performed by the engineering resources allocated by FDTC pursuant to Section
6.1. In case that AUO discloses any of its development plan as a potential Joint Project, the R&D Committee Members will discuss if such proposed development plan is appropriate as the Joint Projects in view of maximizing both Parties' interest.

         4.2 Joint-Projects. On an annual basis, the R&D Committee will determine the target products, manufacturing processes and technologies relating to LCD Products that will be the subject of the projects undertaken by either FDTC or AUO pursuant to this Agreement and accordingly designated "Joint Projects" during the immediately following FDTC fiscal year. The R&D Committee will also determine which Party will have primary responsibility for, and undertake the research and development activities in connection with, each Joint Project. The Parties currently anticipate that FDTC will have primary responsibility for, and will undertake the research and development activities for,



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the majority of the Joint Projects, including, without limitation, all of the Joint Projects undertaken during the first year of this Agreement. The Party undertaking any Joint Project will use commercially reasonable efforts to perform research and development activities in accordance with such Joint Project. With respect to each Joint Project, the R&D Committee will determine a plan including a target schedule and budget, an allocation of engineering resources by the Party undertaking the Joint Project, and any applicable deliverables, development milestones, quality requirements, acceptance testing criteria and other relevant requirements. At any time after the commencement of any Joint Project, the plan for such Joint Project may be modified as determined by the R&D Committee.

         4.3 Project Rejection. In the event that the AUO-appointed Committee Members request that a certain FDTC development plan disclosed to the R&D Committee be designated a Joint Project, and the Chairman rejects such designation, FDTC shall not actively pursue such development plan during the twelve (12)-month period immediately following such request (unless the R&D Committee later agrees to designate such plan as a Joint Project during such period); provided, however, that the foregoing restriction shall not apply to any development plan to the extent that FDTC has a contractual obligation to a third party to pursue such development plan.

         4.4 Commencement of R&D Activities. FDTC and AUO intend for work on the Joint Projects for the first year of this Agreement to begin on or before April 1, 2003

5.       Annual Budget

         5.1 Budget Process. On an annual basis, the R&D Committee will determine the total research and development budget for the Joint Projects approved by the R&D Committee for the immediately following FDTC fiscal year (the "Annual Budget"). The Annual Budget will include (a) the budgeted amount for each Joint Project to be undertaken during the year, (b) the expenses relating to field application engineering assistance FDTC agrees to provide during the applicable annual period, and (c) all costs of patent applications, maintenance and prosecution for Licensed Patents under the Patent and Technology License Agreement and for maintaining any legal protections applicable to any Licensed Technical Information under the Patent and Technology License Agreement, including reasonable attorneys' fees in connection with any of the foregoing. The Annual Budget will also include any other costs and expenses that the R&D Committee reasonably determines are necessary in connection with the Joint Projects and the Developed Technology; provided, however, that the Annual Budget will not include any expenses relating to prototyping of products (including, without limitation, AUO products and FDTC products) by either Party, which expenses will be treated separately as set forth in Section 7.2.


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         5.2      First Budget.  The amount of the first Annual Budget will be
    * , all of which will be allocated to the Joint Projects undertaken during the first year of this Agreement by FDTC.

         5.3 Budget Overruns. In the event that the actual costs to a Party undertaking a Joint Project exceed the amount allocated to such Joint Project in the applicable Annual Budget, the R&D Committee shall determine, on a case-by-case basis, how to address the deviation from the budgeted amount. Measures that the R&D Committee may consider include, without limitation, allowing offset between the costs of such over-budget Joint Project and any under-budget Joint Project, and increases in the applicable Annual Budget and the amount allocated therein to such over-budget Joint Project.

6.       Engineering Support; R&D Sites; Other Agreements

         6.1      Allocation of Engineering Resources.

         (a) The type and amount of engineering resources to be allocated to any joint Project will be determined by the R&D Committee and set forth in the applicable Joint Project plan. In the event that a Party requires any engineering support not initially contemplated by any Joint Project plan, the other Party shall provide such support, on terms and conditions to be agreed separately by the Parties.

         (b) The Parties currently anticipate that the allocation of engineering resources agreed upon by the R&D Committee with respect to Joint
Projects during the first year of this Agreement will equal approximately   *
of FDTC's design engineering resources (on a headcount basis), including several personnel to be assigned by FDTC, to the extent reasonably necessary, to deliver to AUO, and in order to assist AUO in implementing, all Developed Technology resulting from all such first year Joint Projects.

         6.2 Research and Development Sites. All Joint Projects will be undertaken at FDTC's facilities in Japan and at such other facilities as may be agreed upon by the R&D Committee. If either Party dispatches its engineers to facilities of the other Party in accordance with a Joint Project plan, all costs and expenses relating to the dispatchment of such engineers will be borne by the dispatching Party, unless the non-dispatching Party has expressly agreed in advance to bear dispatchment costs and expenses for a dispatchment performed solely due to the request of the non-dispatching Party.

         6.3 Background Technology. Each Party hereby grants to the Party performing any research or development activities for a Joint Project (expressly
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         * Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

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pursuant to the Joint Project plan approved by the R&D Committee), a non-exclusive, royalty-free, non-transferable license under the Intellectual Property Rights owned or controlled by the granting Party, and under which the granting Party is able to grant the other Party a license of the scope set forth in this Section 6.3 without incurring any obligation to provide any consideration to any third party, to Use the Technology of the granting Party solely to the extent necessary to permit the other Party to perform such research and development activities. For the avoidance of doubt, such license does not include any rights to conduct any commercial activity (including, without limitation, with respect to the results of any such research and development activities) or any other activity other than the performance of such research and development activities.

7.       Cost Sharing; Payment

         7.1 Annual Budget Cost-Sharing. In partial consideration of the research and development services to be performed by FDTC and the rights granted
to AUO hereunder, AUO shall pay to FDTC               *                 .

         7.2 Prototyping Cost-Sharing. In addition to the amounts for which AUO is responsible pursuant to Section 7.1, AUO shall pay to FDTC
        * . Costs off any prototyping not expressly designated as part of a Joint Project by the R&D Committee will be borne solely by the Party for whom such prototyping is performed.

         7.3 Payments. AUO will make all payments for which it is liable hereunder on a calendar quarterly basis. AUO shall pay to FDTC the amounts due with respect to a given quarter on or before the twenty-fifth (25th) day of the first month of such quarter. All amounts due hereunder shall be paid by wire transfer of Yen in immediately available funds to such financial institution and account number as FDTC may designate in writing to AUO from time to time.

         7.4 Late Payments. If AUO fails to make any payment on or before the required payment date and fails to cure its non-payment within fifteen (15) days after receiving notice from FDTC, AUO shall be liable for interest on such payment at the rate of ten percent (10%) per annum or the maximum amount allowed by Applicable Law, whichever is less.

         7.5 Taxes. Any payments made by AUO to FDTC hereunder are net and exclusive of all taxes imposed by the taxation authorities of the Republic of China. AUO shall pay or reimburse FDTC for all sales, use, value added, withholding or other taxes (excluding only taxes based on FDTC's net income) imposed by the taxation authorities of the Republic of China. If AUO is required by Applicable Law to deduct or withhold any taxes, levies, imposts, fees,
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         * Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.


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assessments, deductions or charges from or in respect of any amounts payable hereunder to FDTC, (a) AUO shall make such payment prior to the date on which interest or penalty is attached thereto and (b) the amounts, payable hereunder shall be increased as may be necessary so that after AUO makes all required deductions or withholdings, FDTC shall receive amounts equal to the amounts it would have received had no such deductions or withholdings been required. Alternatively, if FDTC is able to claim a tax credit in Japan for any amount of tax withheld or paid by AUO to the relevant tax authority of the Republic of China, FDTC shall, at its option, (i) pay or reimburse for arty amount so withheld or paid or (ii) allow AUO to set off such amount against the payment of its portion of the Annual Budget.

         7.6 Additional Assistance. In the event that AUO requests, and FDTC agrees to provide, assistance beyond that set forth in any Annual Budget, the engineering service fees to be paid by AUO for such assistance will be separately agreed by the Parties as a condition to FDTC's providing such additional assistance. For the avoidance of doubt, in no event shall FDTC be required to provide any assistance beyond that set forth in any Annual Budget.

8.       Rights in Developed Technology

         8.1 Joint Ownership. FDTC and AUO shall jointly own, in equal, undivided shares (and each Party hereby assigns and agrees to assign to the other Party an equal, undivided interest in), all right, title and interest in the Developed Technology (whether developed in whole or in part by the Party undertaking the relevant Joint Project) and all Intellectual Property Rights in or to the Developed Technology, and title to all Patents, Copyrights, mask work rights and other applicable statutory Intellectual Property Rights issued thereon shall be joint. Except as expressly set forth in this Agreement, each Party shall have the unrestricted right to Use the Developed Technology and to license any third party to Use the Developed Technology without the consent of the other Party, and without any duty to account to or to share proceeds with the other Party on account of such Use or licensing of the Developed Technology; provided, however, that, if the subject of such license is jointly owned Patents issued on the Developed Technology, the Parties will first meet and discuss in good faith how to maximize the Parties' respective interests and how to minimize adverse effects on the Parties with due consideration for the other Party's interests.

         8.2 Cooperation of the Parties in Filings. The Parties shall cooperate in Filings, and share equally expenses with respect thereto. All Filings shall be made at a time when, appropriate during the development or after the completion of an item of Developed Technology under the names of both Parties as joint owners. FDTC shall have the primary administrative responsibility for Filings, and FDTC and AUO shall share equally all filing and attorneys' fees incurred by FDTC in connection therewith (including allocated in-house attorney expenses). As used herein, "administrative responsibility" means the physical preparation of any documents required for a Filing, and the submission thereof to the appropriate Governmental Authority. If FDTC submits a proposed Filing to AUO


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for review, and if AUO does not believe a Filing should be made with respect thereto, FDTC may proceed with the preparation and submission of the Filing at FDTC's expense. If AUO has not yet received a proposed Filing from FDTC on an item of Developed Technology, and AUO believes that a Filing should be made with respect thereto, AUO may submit a written request to FDTC that FDTC proceed with the preparation of such Filing; provided, however, that FDTC may, at its sole discretion, proceed or decline to proceed with the preparation of such Filing. If FDTC declines to prepare and submit a Filing, AUO may proceed with the preparation and submission of such Filing at AUO's expense. In either case, a Party preparing a Filing shall submit such Filing to the other Party for its review and approval prior to any submission to any Governmental Authority. A Filing shall be deemed approved by the receiving Party if the receiving Party does not provide a written notice of rejection to the submitting Party within fifteen (15) days after receipt of the submitting Party's notice thereof. In the event that a Party rejects a Filing, it shall include with its rejection notice a detailed description of its reason(s) for rejection, and shall make specific suggestions as to any modifications which it believes should be made to the form or content of such Filing prior to submission. If the submitting Party believes that the modifications suggested by the receiving Party are inappropriate, the submitting Party shall contact the receiving Party, and the Parties shall arrange and hold a meeting or discussion between appropriate representatives of the Parties, at a mutually acceptable time and place, in order to determine a mutually acceptable form, content and time for the proposed Filing. In the event that the Parties fail to reach agreement as to the form, content and timing of the proposed Filing, within thirty (30) days of such meeting or discussion, the submitting Party will be free to proceed with the Filing, incorporating any modifications of the receiving Party that the submitting Party deems appropriate in its reasonable discretion. Each Party shall promptly provide the other Party with copies of any correspondence, materials or other communications submitted to or received from a Governmental Authority or third party relating to any Filing.

         8.3 Further Cooperation. Each Party shall take all steps necessary to convey to the other Party joint ownership rights in the Developed Technology and, subject to Section 10, to establish, evidence, maintain, defend and enforce the Intellectual Property Rights therein. Each Party shall give the other Party all reasonable assistance in obtaining such proprietary rights protection and in preparing and prosecuting any Patent, Copyright, mask work or other Filing or relevant application made by the other Party, and shall cause to be executed assignments and all other instruments and documents as the other Party may consider necessary or appropriate to carry out the intent of this
Section 8.

         8.4      Pre-Existing IP.

         (a) As between FDTC and AUO, FDTC is and shall remain the sole owner of all right, title and interest in and to all Intellectual Property Rights (i) owned by FDTC as of the Effective Date and (ii) arising out of or relating to research and development activities performed by FDTC separate and apart from


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any Joint Project, and nothing contained herein shall be construed to grant to
AUO any right, title or interest in and to such pre-existing or separate Intellectual Property Rights. For the avoidance of doubt, the provisions of this Section 8.4(a) do not alter the Parties' respective rights and obligations pursuant to the Patent and Technology License Agreement, including, without limitation, AUO's rights and obligations pursuant to Section 2 of the Patent and Technology License Agreement.

         (b) As between FDTC and AUO, AUO is and shall remain the sole owner of all right, title and interest in and to all Intellectual Property Rights (i) owned by AUO as of the Effective Date and (ii) arising out of or relating to research and development activities performed by AUO separate and apart from any Joint Project, and nothing contained herein shall be construed to grant to FDTC any right, title or interest in and to such pre-existing or separate Intellectual Property Rights.

         8.5 No Other Rights. Except as otherwise expressly provided herein, nothing in this Agreement shall be deemed to grant to either Party, directly or by implication, estoppel or otherwise, any right or license with respect to any Technology or other Intellectual Property Rights.

9.       Confidential Information

         9.1 Obligations. The Parties acknowledge and agree that all proprietary or nonpublic information disclosed by one Party (the "Disclosing Party") to the other party (the "Receiving Party") in connection with this Agreement, directly or indirectly, which information is (a) marked as "proprietary" or "confidential" or, if disclosed orally, is designated as confidential or proprietary at the time of disclosure and reduced in writing or other tangible (including electronic) form that includes a prominent confidentiality notice and delivered to the Receiving Party within thirty (30) days of disclosure, or (b) provided under circumstances reasonably indicating that it constitutes confidential and proprietary information, constitutes the confidential and proprietary information of the Disclosing Party ("Confidential Information"). For the avoidance of doubt, any development plans of a Party submitted to the R&D Committee pursuant to Section 4.1 will constitute Confidential Information of the submitting Party. The Receiving Party may disclose Confidential Information only to those employees who have a need to know such Confidential Information and who are bound to retain the confidentiality thereof under provisions (including, without limitation, provisions relating to nonuse and nondisclosure) no less restrictive than those required by the Receiving Party for its own confidential information. The Receiving Party shall, and shall cause its employees to, retain in confidence and not disclose to any third party (including any of its sub-contractors) any Confidential Information without the Disclosing Party's express prior written consent, and the Receiving Party shall not use such Confidential Information except to exercise the rights and perform its obligations under this Agreement. Without limiting the foregoing, the Receiving Party shall use at least the same procedures and degree of care which it uses to protect its own confidential information of like importance, and in no event less than reasonable care. The Receiving Party shall be fully responsible for compliance by its employees with the foregoing, and any act or omission of an employee of the Receiving Party shall constitute an act or omission of the Receiving Party. The confidentiality obligations set forth in this Section 9.1 shall apply and continue, with regard to all Confidential Information disclosed hereunder, during the term of this Agreement and for a period of five (5) years from the date of termination of this Agreement.

         9.2 Exceptions. Notwithstanding the foregoing, Confidential Information will not include information that: (a) was already known by the Receiving Party, other than under any obligation of confidentiality to the Disclosing Party, at the time of disclosure hereunder, as evidenced by the Receiving Party's tangible (including written or electronic records in existence at such time; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party hereunder; (c) became generally available to the public or otherwise part of the public domain after its disclosure other than through any act or omission of the Receiving Party in breach of this Agreement; (d) was subsequently lawfully disclosed to the Receiving Party by a Person other than the Disclosing Party not subject to any duty of confidentiality with respect thereto; or (e) was developed by the Receiving Party without reference to any Confidential Information disclosed by the Disclosing Party, as evidenced by the Receiving Party's tangible (including written or electronic) records in existence at such time.

         9.3 Confidentiality of Developed Technology. Each Party agrees, except as otherwise provided in this Agreement, to (a) retain in confidence the Developed Technology, (b) restrict the use of and access to Developed Technology to employees of such Party and its Affiliates to whom disclosure is necessary in connection with the Use thereof permitted under this Agreement,
(c) cause each employee to whom any such disclosure is made to hold Developed Technology in confidence, and (d) not sell, lease, assign, transfer or otherwise disclose Developed Technology to any third party, except Affiliates in accordance with this Section 9.3 or except in accordance with Section 8. Notwithstanding the foregoing, either Party may disclose Developed Technology
(i) to agents or consultants of such Party and its Affiliates and (ii) to distributors, licensees, customers, clients, business partners and other third parties to the extent necessary to Use, license, or exercise rights with respect to Developed Technology as permitted hereunder, in the case of each of clauses (i) and (ii), under the terms and conditions of a written, signed confidential disclosure agreement with terms and conditions that prohibit disclosure to third parties and that are otherwise at least as restrictive as the terms of sub sections (a) - (d) of this Section 9.3; provided, however, that such confidential disclosure agreements shall not be required from customers of a Party solely due to the purchase, lease or access by such customers of or to products embodying Developed Technology. Without limiting the foregoing, each Party agrees that it shall treat the Developed Technology with at the least the same degree of care as it would as other highly proprietary information, and in no event less than reasonable care.

         9.4 Confidentiality of Agreement; Publicity. Each Party agrees that the terms and conditions of this Agreement shall be treated as Confidential Information and that no reference shall be made thereto without the prior written consent of the other Party (which consent shall not be unreasonably withheld) except (a) as required by Applicable Law including, without limitation, by the U.S. Securities and Exchange Commission and the Republic of China Securities and Futures Commission (collectively, the "SEC") and Japanese or Republic of China Governmental Authorities, provided that in the case of any filing with a Governmental Authority that would result in public disclosure of the terms hereof, the Parties shall mutually cooperate to limit the scope of public disclosure to the greatest extent possible (and in connection therewith and without limitation of the foregoing, AUO shall give due consideration to any request made by Fujitsu or FDTC regarding confidential treatment of provisions of this Agreement or any related filing proposed to be made by AUO with the SEC or other Governmental Authority), (b) to its accountants, banks, financing sources, lawyers and other professional advisors, provided that such parties undertake in writing (or are otherwise bound by rules of professional conduct) to keep such information strictly confidential,
(c) in connection with the enforcement of this Agreement, (d) in connection with a merger, acquisition or proposed merger or acquisition involving such Party, provided that the potential merger partner or acquiror prior to receipt thereof undertakes in writing to keep such information strictly confidential, or (e) pursuant to agreed joint press releases prepared in good faith. The Parties will consult with each other, in advance, with regard to the terms of all proposed press releases, public announcements and other public statements with respect to the transactions contemplated hereby.

10.      Patent and Copyright Infringement Claims

         10.1 Infringement of Developed Technology. AUO and FDTC shall notify each other in writing of any potential or actual infringement or misappropriation (of which it has or obtains knowledge) anywhere in the world by any third party of any Intellectual Property Right in or to any Developed Technology, and shall provide each other with any available evidence of such infringement or misappropriation The Parties shall jointly take all reasonable steps necessary to enjoin and prevent such infringement or misappropriation, including, without limitation, the institution and maintenance of legal or equitable proceedings, and shall promptly execute all papers and perform such other acts as may be reasonably required to join in any such suit, action or proceeding; provided, however, a Party may, at its option, be represented by counsel of its choice in any such suit, action or proceeding. Upon joining any such suit, action or proceeding, each Party shall pay the fees of its own separate counsel (if any) and shall bear fifty percent (50%) of all other reasonable costs incurred in connection with such suit, action or proceeding, unless otherwise agreed. If a

Party, in its sole discretion, concludes that the steps necessary to enjoin such infringement or misappropriation are not economically or strategically justifiable under the circumstances, it may decline to join in any action proposed or taken by the other Party; provided, however, that if the other Party determines that it shall proceed in such action, the declining Party shall provide all reasonable assistance and information, at the sole cost and expense of the other Party, to the other Party in support of such action. With respect to any amount recovered in any suit, action or proceeding brought by the Parties jointly (whether recovered through judgment or settlement), such amount shall be allocated to AUO and FDTC, pro-rata, based on the proportion of the costs and expenses actually paid by each Party in connection with the prosecution and/or settlement of such suit action or proceeding. With respect to any amount recovered by a Party individually pursuing any suit, action or proceeding (due to the other Party's declining to participate in such suit, action or proceeding), such amount shall inure solely to the benefit of such Party. Neither Party may settle any action, suit or proceeding brought and prosecuted jointly under this Section 10.1 without the consent of the other Party; provided, however, that no consent of the other Party shall be required for a suit, action or proceeding brought or prosecuted individually by a Party due to the other Party's declining to participate in such suit, action or proceeding. If a suit, action or proceeding is brought and prosecuted by a Party individually due to the other Party's declining to participate in such suit, action or proceeding, the non-prosecuting Party shall not grant a license to or for the benefit of a third party that is alleged in such suit, action or proceeding to be infringing or misappropriating proprietary rights relating to the Developed Technology if such license would have a material effect on such suit, action or proceeding.

         10.2 Third Party Claims of Infringement Relating to Developed Technology. Each Party agrees to promptly notify the other Party in writing upon becoming aware of any suit, action or proceeding brought against it by any third party that is based on a claim that the Developed Technology infringes or misappropriates any Intellectual Property Right of any third party. In addition to the rights of FDTC under Section 11, the Parties may, upon mutual agreement, cooperate in the defense against such action, suit or proceeding, and in such case shall promptly execute all papers and perform such other acts as may be reasonably required to join in such defense. In any event, each Party shall provide all reasonable assistance and information to the other Party in support thereof.

11.      Representations and Warranties; Indemnification

         11.1 Mutual Representations and Warranties. Each Party represents and warrants to the other Party that it has the power and authority to enter into this Agreement and to perform its obligations hereunder, that this Agreement is binding on and enforceable against such Party in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors' rights generally, and that compliance by such Party with its obligations hereunder shall not conflict with or result in a breach of any agreement to which such Party is a party or is otherwise bound.

         11.2 No Implied Warranties. EACH PARTY HEREBY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE DEVELOPED TECHNOLOGY IT DEVELOPS AND ANY OTHER SUBJECT MATTER OF THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO THE WARRANTY OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AND THE WARRANTY THAT THE DEVELOPED TECHNOLOGY IT DEVELOPS DOES NOT AND WILL NOT INFRINGE ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES. FURTHERMORE, EACH PARTY PROVIDES THE OTHER PARTY WITH ITS CONFIDENTIAL INFORMATION ON AN "AS IS" BASIS, AND DOES NOT MAKE ANY WARRANTIES, WHETHER EXPRESS, IMPLIED OR OTHERWISE, CONCERNING SUCH CONFIDENTIAL INFORMATION, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTIES OF FREEDOM FROM ERRORS OR DEFECTS.

         11.3 Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR (A) ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, WHETHER FOR BREACH OF CONTRACT, IN TORT OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, LOSS OF BUSINESS, LOSS OF DATA AND/OR INTERRUPTION OF BUSINESS, OR (B) ANY CLAIM AGAINST THE OTHER PARTY BY ANY THIRD PARTY, WHETHER IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE DEVELOPED TECHNOLOGY, EVEN IF A PARTY HAS BEEN ADVISED OF TIE POSSIBILITY OF ANY SUCH DAMAGES OR CLAIM. EXCEPT WITH RESPECT TO (A) EACH PARTY'S RESPECTIVE CONFIDENTIALITY OBLIGATIONS PURSUANT TO SECTION 9, (B) EACH PARTY'S RESPECTIVE INDEMNIFICATION OBLIGATIONS PURSUANT TO SECTION 11.4 AND (C) ANY ACCRUED BUT UNPAID PAYMENT OBLIGATIONS PURSUANT TO SECTION 7, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF EITHER PARTY, ITS AFFILIATES, AND ANY OF ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS FOR ANY CLAIM ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT EXCEED FIFTY PERCENT (50%) OF THE ANNUAL BUDGET FOR THE YEAR IN WHICH THE CAUSE OF SUCH CLAIM AROSE.

         11.4 Indemnity. Each Party (in such capacity, the "Indemnifying Party"), shall at its own expense defend any claim, action or allegation brought against the other Party or its Affiliates, officers, directors, employees, shareholders, consultants and agents (collectively, "Indemnified Parties") to the extent it relates to or results from (a) any material breach by the Indemnifying Party of any obligation, representation or warranty set forth in this Agreement, (b) any grossly negligent act or omission of or willful misconduct by, the Indemnifying Party in connection with its Use of any Developed Technology or use, practice or exploitation of the Indemnified Party's Confidential Information, or (c) any gross negligence or willful misconduct of the Indemnifying Party in the conduct of its business (collectively, clauses (a), (b) and (c) constituting "Claims"). The Indemnifying Party shall pay and shall indemnify and hold each Indemnified Party harmless from any losses, liability, damages, costs or expenses attributable to such Claim or, subject to the Indemnified Party's prior approval, awarded, imposed or incurred in connection with a settlement or other similar agreement entered into as a result of such Claim. The Indemnified Party agrees to give prompt written notice to the Indemnifying Party of any Claim and to provide the Indemnifying Party with such reasonable assistance and information, at the Indemnifying Party's expense, as the Indemnifying Party may reasonably require to defend against such Claim. The Indemnified Party shall have the right, but not the obligation, to participate in the defense of any Claim, at the Indemnified Party's expense, with counsel of the Indemnified Party's choice.

12.      Term; Termination

         12.1 Term. This Agreement shall commence on the Effective Date, and shall continue in full force and effect until terminated in accordance with this Section 12.

         12.2 Termination for Breach. In the event that either Party materially defaults in the performance of a material obligation under this Agreement, then the non defaulting Party may provide written notice to the defaulting Party indicating: (i) the nature and basis of such default with reference to the applicable provisions of this Agreement; and (ii) the non-defaulting Party's intention to terminate this Agreement. In the event that such material default is not cured within thirty (30) days after receipt of such notice, the non-defaulting Party may terminate this Agreement upon written notice to the breaching Party.

         12.3 Termination for Delay Initial Closing. Either Party shall have the right to terminate this Agreement immediately by giving written notice of termination to the other Party in the event that the Initial Closing does not occur on or prior to April 1, 2003.

         12.4 Failure to Purchase Additional Shares. In the event that AUO fails to purchase the Additional Shares in accordance with the Stock Purchase Agreement within twenty-six (26) months after the first anniversary of the Initial Closing, upon the written request of any Party, the Parties shall promptly discuss in good faith amendments to the terms and conditions of this Agreement.

         12.5 Cross-Termination. Unless otherwise expressly agreed in writing by the Parties, this Agreement shall automatically terminate upon the termination of any other Transaction Document.

         12.6 Termination for Insolvency, Certain Actions. Each Party shall have the right to terminate this Agreement immediately by giving written notice of termination to the other Party at any time, upon or after: (a) the filing by the other Party of a petition in bankruptcy or insolvency; (b) any adjudication that the other Party is bankrupt or insolvent; (c) the filing by the other
Party of any legal action or document seeking reorganization, readjustment or arrangement of the other Party's business under Applicable Law relating to bankruptcy or insolvency; (d) the appointment of a receiver for all or substantially all of the property of the other Party; (e) the making by the other Party of any assignment for the benefit of creditors; (f) the institution of any proceedings for the liquidation or winding up of the other Party's business or for the termination of its corporate charter. In addition, FDTC shall have the right to terminate this Agreement immediately by giving written notice of termination to AUO at any time, upon or after any activity or assistance by AUO challenging the validity of the Licensed Patents or restricting the scope thereof.

         12.7 Termination for Change of Control. FDTC shall also have the right to terminate this Agreement immediately by giving written notice of termination to AUO at any time, upon or after (a) AUO's consolidation with or merger with or into another entity, provided that any Person and its Affiliates hold in the aggregate more than one-third (1/3) of equity ownership interest in AUO upon consummation of such transaction or series of transactions, or (b) AUO's sale or other disposition of, or entering into an agreement or commitment to sell or otherwise dispose of all or substantially all of its assets to a third party.

         12.8 Effect of Termination. The terms and conditions of the following Sections will survive termination of this Agreement: 1, 2.2, 2.3, 7, 8 (excluding the Parties' obligation pursuant to Section 8:1 to meet and discuss prior to licensing Developed Technology to a third party), 9 (in accordance with its terns), 10, 11, 12.8, 13 and 14. In addition, the expiration or termination of this Agreement shall not relieve either Party of any liability that accrued prior to such termination. Except as expressly provided in this Section 12.8, all other provisions of this Agreement shall terminate upon the expiration or termination hereof. Upon any expiration or termination of this Agreement by either Party, the Receiving Party will immediately cease using and return, or at the Disclosing Party's written request destroy (and promptly provide the Disclosing Party with written confirmation of such destruction, signed by an officer of the Receiving Party who has supervised such destruction), all representations of Confidential Information in its possession custody or control in whichever form held (including, without limitation, all documents or media (including, without limitation, electronic media) containing any of the foregoing and all copies, extracts or embodiments thereof).

13.      Export

         Notwithstanding any rights, license or privileges specified in this Agreement, each Party agrees that it shall not export any Technology provided by the other Party hereunder or jointly developed hereunder, or any part thereof, either directly or indirectly, without first obtaining any required licenses, permits or approvals to so export from appropriate Governmental Authorities, and further agrees that it shall comply with all laws, rules and regulations applicable to the export or re-export of such Technology, including, without limitation, the foreign Exchange and Foreign Trade Act and Export Trade Control Order of Japan. In connection with the foregoing, the Parties acknowledge that the Developed Technology may be subjected to restrictions on export or re-export imposed by the Ministry of Economy, Trade and Industry of Japan (METI).

14.      General Provisions

         14.1 Language. This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties. All communications and notices to be made or given pursuant to this Agreement shall be in the English language

         14.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Japan, without regard to the conflicts of law principles thereof.

         14.3 Successors and Assigns. Except as expressly provided herein, the rights and obligations hereunder may not be assigned or delegated by FDTC or AUO without the prior written consent of the other Party. Any purported assignment, sale, transfer, delegation or other disposition of such rights or obligations by either Party, except as permitted herein, shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

         14.4 Entire Agreement; Amendment. This Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with regard to the subject matter hereof, and supercede any prior agreements, written or oral, with respect to such subject matter, including, without limitation the Non-Disclosure Agreement among among Fujitsu, FDTC and AUO dated November 5, 2002, the Prior License Agreement and the Technology Transfer Agreement. Any term of this Agreement may be amended only upon the Parties' written agreement. No failure to exercise and no delay in exercising any right, power or privilege granted under this Agreement shall operate as a waiver of such right, power or privilege. No single or partial exercise of any right, power or privilege granted under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement are cumulative and are not exclusive of any rights or remedies provided by law.

         14.5 Notices and Other Communications. Any and all notices, requests, demands and other communications required or otherwise contemplated to be made under this Agreement shall be in writing and shall be provided by one or more of the following means and shall be deemed to have been duly given
(i) if delivered personally, when received, (ii) if transmitted by facsimile, on the date of transmission with receipt of an error-free transmittal confirmation, or (iii) if by international courier service, on the third (3rd) business day following the date of deposit with such courier service, or such earlier delivery date as may be confirmed in writing to the sender by such courier service. All such notices, requests, demands and other communications shall be addressed as follows:

                  If to AUO:

                           Au Optronics Corporation
                           No. 1, Li-Hsin Road
                           Science-Based Industrial Park
                           Hsinchu 300, Taiwan
                           Attention: Chief Executive Officer
                           Telephone:  886-3-563-2899
                           Facsimile:   886-3-577-2730

                  If to FDTC:

                           Fujitsu Display Technologies Corporation
                           4-1-1 Kamikodanaka, Nakahara-ku
                           Kawasaki, Kanagawa, Japan
                           Attention: Chief Executive Officer
                           Telephone:       81-44-754-3476
                           Facsimile:       81-44-754-3846

or to such other address or facsimile number as a Party may have specified to the other Party in writing delivered in accordance with this Section 14.5.

         14.6 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects the Parties' intent in entering into this Agreement.

         14.7 Dispute Resolution. All disputes between the Parties arising out of this Agreement will be settled by the Parties amicably through good faith discussions within sixty (60) days, failing which the dispute will be finally settled by confidential, binding arbitration using the English language before a single native English-speaking arbitrator appointed by the Parties. Any such arbitration will be conducted, if initiated by FDTC, in the Republic of China by the Arbitration Association of the Republic of China in accordance with the Arbitration Law of the Republic of China and the Rules for Arbitration Procedures of the Arbitration Association of the Republic of China or, if initiated by AUO, in Japan in accordance with the Commercial Arbitration Rules of the Japan Commercial Arbitration Association. Notwithstanding the foregoing, either Party shall have the right to institute a legal action in a court of proper jurisdiction for preliminary injunctive relief and/or a decree for specific performance pending final settlement by arbitration. The Parties further agree that any arbitral award rendered by the Arbitration Association of the Republic of China in accordance with this Section 14.7 will not require that a court order be entered to be enforceable and that either Party may enforce such an arbitral award without obtaining a court order for the enforcement thereof.

         14.8 Expenses. Except as otherwise expressly set forth in this Agreement, each Party will bear its own costs and expenses, including without limitation, fees and expenses of legal counsel and other representatives used or hired in connection with the transactions described in this Agreement.

         14.9 Attorneys' Fees. If any action or proceeding shall be commenced to enforce this Agreement or any right arising in connection with this Agreement, the prevailing Party in such action or proceeding shall be entitled to recover reasonable attorneys' fees, costs and expenses incurred by such prevailing Party in connection with such action or proceeding.

         14.10 Section References; Titles and Subtitles. Unless otherwise noted, all references to Sections and Exhibits herein are to Sections and Exhibits of this Agreement. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

         14.11 Execution. This Agreement maybe executed in two (2) counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a Party shall constitute a valid and binding execution and delivery of this Agreement by such Party.

         14.12 Rights and Remedies. No exercise or enforcement by either Party of any right or remedy under this Agreement will preclude the enforcement by such Party of any other right or remedy under this Agreement or that such Party is entitled by law to enforce.

         14.13 No Agency. The Parties are independent contractors. Nothing contained herein or done pursuant to this Agreement shall constitute any Party the agent of the other Party for any purpose whatsoever

         14.14 Force Majeure. Neither Party will be liable to the other for failure or delay in performing its obligations hereunder if such failure or delay is due to circumstances beyond its reasonable control, including, without limitation, acts of any governmental body, war, terrorism, insurrection, sabotage, embargo, fire, flood, strike or other labor disturbance, interruption of or delay in transportations, or unavailability of or interruption or delay in telecommunications or third party services ("Force Majeure"); provided, however, that (a) a lack of credit, funds or financing, or (b) strikes or other labor disturbances that are limited to AUO's employees shall not constitute Force Majeure.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized representatives as of the date-first above written.

Fujitsu Display Technologies Corporation           AU Optronics Corporation

By:   /s/ Yoshihiro Matsuda                        By:  /s/ K. Y. Lee
      ---------------------                             -------------
      Chief Executive Officer                           Chief Executive Officer